Exhibit 99.1

MS Amlin Insurance Selects Sapiens for Transformation of its Commercial

Lines Operations across Multiple Countries

MS Amlin Insurance will replace legacy core systems in French, Belgian and Dutch markets with Sapiens Core P&C Platform and Reinsurance module, underpinned by its Data &

Analytics solution; all delivered in the Sapiens Cloud

Holon, Israel, February 2nd, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that major European insurer MS Amlin Insurance S.E. has selected Sapiens to deliver an overhaul of a number of their software systems across several European countries.

Many of the insurer’s legacy core systems in its French, Belgian, and Dutch markets will be replaced by Sapiens IDITSuite, leading to significant gains in simplicity and consistency across markets. Cost savings will be achieved both through retiring a large number of outdated legacy applications, and by reducing reliance on complex onsite IT systems.

“We knew that our requirements would not be easy to fulfil,” said Norbert Herkströter, COO of MS Amlin Insurance. “We found Sapiens exceptionally proficient at meeting the high benchmarks we set. I have no doubt that this will be a mutually rewarding partnership, and I am excited to see our company continue to flourish with the support of Sapiens technology.”

Sapiens IDITSuite is a digitally led, award-winning, end-to-end, cloud-based modular insurance platform; supporting personal and commercial lines of business from acquisition to billing, claim and renewal. The MS Amlin Insurance implementation will be using the PolicyMaster, BillingMaster, and ClaimsMaster components, complimented by the market-leading Sapiens ReinsuranceMaster module covering both ceded and assumed business. This is underpinned by the Sapiens Intelligence data and analytics module that pools the insurer’s data to provide actionable insights that improves underwriting risk selection and reduces claims expense ratios.

“Achieving simplicity and operational excellence can be a significant challenge and meeting such challenges is one of Sapiens’ chief strengths,” said Roni Al-Dor, Sapiens President and CEO. “Deploying a single instance of our cloud-based P&C platform across three countries to support MS Amlin Insurance’s profitable growth plans, whilst providing operational efficiencies and enhanced customer and broker experiences is a tremendously complex operation. For Sapiens, it is our mission to overcome such obstacles.”

The project will commence with MS Amlin Insurance’s operation in France before rolling out to their Belgium and Netherlands markets.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

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About MS Amlin Insurance

MS Amlin Insurance S.E. is a specialist P&C and Marine insurer with local teams operating across markets within Europe and the UK. With a desire to provide an unparalleled service experience, MS Amlin Insurance works closely with brokers and businesses to deliver bespoke and digitally traded solutions to meet client’s insurance needs.

Part of the MS&AD Group, a global top 10 non-life insurer; MS Amlin Insurance is domiciled in Belgium and is rated A (Stable) by Standard & Poor’s and A (excellent) AM BEST.

Media and Investor’s Contact Yaffa Cohen-Ifrah Chief Marketing Officer & Head of Investor Relations, Sapiens yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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